June 7, 2005

Mr. John B. Watkins, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
100 Light Street
Baltimore, Maryland 21202

	RE:	Meridian Healthcare Growth and Income Fund Limited
Partnership
      Revised Preliminary Consent Solicitation Statement on
Schedule
14A
		Filed May 26, 2005
		File No. 0-17596

Dear Mr. Watkins:

      We have reviewed your filing and have the following comments.
Page numbers refer to the revised blacklined copy of the filing. We have limited our review to the terms of the consent solicitation and your compliance with the requirements of Schedule 14A. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Feel free to call us at the telephone numbers listed at the end of this letter.

The Sale, page 13

Negotiations Regarding the Facilities, page 17

1. Please revise the discussion on page 18 to explain what Mr.
Cortese calculated or concluded with respect to the valuation of the facilities "as a multiple of the Fund`s 2003 net operating income" and "as a price per patient bed."

2. Revise to indicate whether or not the information contained in the
2004 operating budget and provided to the Purchaser was consistent with the Fund`s actual 2004 results of operations. If not, then disclose any material differences between the projected and actual results for 2004. In addition, please revise to provide a summary of the preliminary budget for 2005 that the Fund gave to the Purchaser, not including the projected results for the care centers on an individual basis.

3. Please provide more detail about why the Manager, which is an affiliate of the Development General Partner, was willing to waive its right of first offer to purchase the Facilities in connection with the sale to the Purchaser. Also indicate why the General Partners "could not be certain" that the Manager would waive this right with respect to other interested buyers or do so without substantial additional cost to the Fund. Given the affiliation between the Manager and the Development General Partner, do the General Partners have any influence on the Manager`s determination to waive its right?

The Liquidation, page 26
4. We note that you revised the consent solicitation statement to indicate that the general partners will resolicit in the event that distributions to investors will be less than $15 per unit.  Advise us
how you selected the $15 amount and why you believe that $5 to $6 (i.e., the anticipated $20 to $21 distribution per unit minus the $15 floor) is a reasonable range for unit holders to consider in making their investment decision. Furthermore, revise the section relating to the General Partners` recommendation to indicate how the $15 per unit distribution compares to prices paid in the secondary market.

General Partners` Recommendation, page 33

5. Clarify the basis on which the General Partners deemed the sale of the Mariner Health Care nursing facilities to be comparable to the current transaction.

6. We reissue prior comment 8. Revise the last bullet on page 34 to acknowledge that a potential conflict of interest exists as a result of the management fees payable to the Manager.

*	*	*	*

      Please respond to these comments by filing a revised preliminary consent solicitation statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

      Please contact Derek Swanson, Staff Attorney, at (202) 551-
3366
or me at (202) 551-3810 with any other questions.


								Sincerely,



								/s/ Michele M. Anderson
								Legal Branch Chief


cc:	John Watkins
	Wilmer Cutler Pickering Hale and Dorr LLP
	Via Facsimile: 410.986.2828
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John Watkins
Wilmer Cutler Pickering Hale and Dorr LLP
May 19, 2005
Page 3 of 3


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE